Targacept, Inc.

100 North Main Street, Suite 1510

Winston-Salem, North Carolina 27101

July 23, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

RE:	Targacept, Inc.

Registration Statement on Form S-4 (File No. 333-204423)

Acceleration Request

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Targacept, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be made effective at 4:00 p.m. Eastern Time, on Friday, July 24, 2015, or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Megan N. Gates, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 348-4443 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Ms. Gates.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Very truly yours, Targacept, Inc.

/s/ Patrick C. Rock
By: Patrick C. Rock, Esq. Its: Senior Vice President, General Counsel and Secretary

cc:	Securities and Exchange Commission

Scot Foley, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Megan N. Gates, Esq.

Marc Mantell, Esq.

Morrison & Foerster, LLP

Stephen B. Thau, Esq.

Alfredo B. D. Silva, Esq.